CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED APRIL 30, 2006

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	April 30	July 31
	2006	2005
	(Unaudited)
ASSETS

Current assets
Cash and equivalents	$1,095,839	$670,755
Amounts receivable and prepaids	8,441	16,525
Due from related parties (note 4)	29,433	–
	1,133,713	687,280

Mineral property interests	1	1

	$1,133,714	$687,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,379	$8,726
Due to related parties (note 4)	–	3,933
	1,379	12,659

Shareholders' equity
Share capital (note 3)	21,269,046	20,726,303
Contributed surplus	–	54,540
Deficit	(20,136,711)	(20,106,221)
	1,132,335	674,622

	$1,133,714	$687,281

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended April 30		Nine months ended April 30
	2006	2005	2006	2005

Expenses and other
Foreign exchange loss (gain)	$(21,974)	$8,407	$(65,789)	$(30,486)
Interest income	(5,003)	(5,516)	(14,596)	(11,474)
Legal, accounting and audit	630	893	24,271	30,179
Mineral property investigations	–	6,005	–	27,125
Office and administration	17,404	16,797	67,610	49,658
Regulatory, trust and filing	4,511	5,682	18,994	17,309
Loss (income) for the period	$(4,432)	$32,268	$30,490	$82,311

Basic and diluted loss per common share	$(0.00)	$0.00	$0.00	$0.01

Weighted average number of
common shares outstanding	11,959,902	11,889,426	11,959,902	11,628,946

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Nine months ended April 30
	2006	2005
Deficit, beginning of period	$(20,106,221)	$(20,020,816)
Loss for the period	(30,490)	(82,311)
Deficit, end of period	$(20,136,711)	$(20,103,127)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD. Consolidated Statements of Cash Flows (Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended April 30		Nine months ended April 30
Cash provided by (used for):	2006	2005	2006	2005

Operating activities
Income (loss) for the period	$4,432	$(32,268)	$(30,490)	$(82,311)
Changes in non-cash working capital items
Amounts receivable and prepaids	(2,861)	(2,190)	8,084	(6,983)
Accounts payable and accrued liabilities	(11,279)	(33,643)	(7,347)	(13,450)
	(9,708)	(68,101)	(29,753)	(102,744)

Financing activities
Common shares issued for warrants exercised	488,203	–	488,203	89,179
Advances from (to) related parties	1,064	(17,140)	(33,366)	528
	489,267	(17,140)	454,837	89,707

Increase (decrease) in cash and equivalents
during the period	479,559	(85,241)	425,084	(13,037)
Cash and equivalents, beginning of period	616,280	758,590	670,755	686,386

Cash and equivalents, end of period	$1,095,839	$673,349	$1,095,839	$673,349

Components of cash and equivalents are as follows:
Cash	$20,096	$30,225	$20,096	$30,225
Commercial paper	57,625	68,741	57,625	68,741
Bankers Acceptance	1,018,118	574,383	1,018,118	574,383
	$1,095,839	$673,349	$1,095,839	$673,349

Supplemental disclosure:
Interest received during the period	$5,003	$5,516	$14,596	$11,474
Income taxes paid during the period	$–	$–	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended April 30, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all of the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the change described in note 2. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three and nine month periods ended April 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2006.

2.	CHANGE IN ACCOUNTING POLICY

Variable interest entities

Effective August 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE’s.

3.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

	Number of	Price	Amount
Common shares issued	Shares	(US$)	(US$)
Balance at July 31, 2005	11,889,426		$20,726,303
Cash received on exercise of warrants	1,510,000	0.3233	488,203
Fair value of warrants exercised	–		54,540
Balance at April 30, 2006	13,399,426		$21,269,046

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended April 30, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase warrants

	Number
Share purchase warrants issued	of Warrants	Price

Balance at July 31, 2005	1,510,000	Cdn$0.37
Exercised during the year	(1,510,000)	Cdn$0.37

Balance at April 30, 2006	–	–

4.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	As at
	April 30	July 31
	2006	2005
Hunter Dickinson Inc.	$29,433	$(3,933)

Transactions	Three months ended April 30		Nine months ended April 30
	2006	2005	2006	2005
Services rendered and expenses
reimbursed
Hunter Dickinson Inc.	$20,694	$13,924	$55,426	$42,366
Euro-American Capital Corporation	–	282	–	571